Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

07020724

January 22, 2007

SEC MAIL RECEIVED PROCESSING
JAN 3 1 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mt

Donna Balon
Vice President

PROCESSED
FEB 0 2 2007
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12.doc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BANK OF IRELAND		15,982
BANK OF NEW YORK		124,928
Barclays Capital Nominees Ltd		934,000
Barclays Capital Nominees Ltd		899,000
Barclays Capital Nominees Ltd		47,840
Barclays Capital Nominees Ltd		934,000
Barclays Capital Nominees Ltd		21,450
Barclays Capital Nominees Ltd		8,436,596
Barclays Capital Nominees Ltd		1,525,223
Barclays Global Investors		164,100
Barclays Global Investors		536,784
Barclays Global Investors		13,660
Barclays Global Investors		175,151
Barclays Global Investors		1,667,610
Barclays Global Investors		7,846,046
Barclays Global Investors		39,347
Barclays Global Investors		2,143,169
Barclays Global Investors		5,678,562
Barclays Global Investors		524,305
Barclays Global Investors		76,581
Barclays Global Investors		673,796
Barclays Global Investors		302,310
Barclays Global Investors		29,996
Barclays Global Investors		165,735
Barclays Global Investors Canada		136,712
BARCLAYS TRUST CO AS EXEC/ADM		600
Barclays Trust Co R69		10,266
BBHISL Nominees Ltd HGB0125	32349601	5,400

BBHISL Nominees Ltd	HGB0125	32449201	13,908
BBHISL Nominees Ltd	HGB0125	59419801	1,141
BBHISL Nominees Ltd	HGB0125	59553401	3,366
BBHISL Nominees Ltd	HGB0125	59571201	1,428
BBHISL Nominees Ltd	HGB0125	59710301	1,314
BBHISL Nominees Ltd	HGB0125	59737501	4,212
BBHISL Nominees Ltd	HGB0125	59738301	5,418
BBHISL Nominees Ltd	HGB0125	59744801	2,982
BBHISL Nominees Ltd	HGB0125	64544201	3,810
BBHISL Nominees Ltd	HGB0125	65136101	1,470
BBHISL Nominees Ltd	HGB0125	66860401	1,278
BBHISL Nominees Ltd	HGB0125	67940101	19,542
BBHISL Nominees Ltd	HGB0125	69108801	2,250
BBHISL Nominees Ltd	HGB0125	69238601	3,882
BBHISL Nominees Ltd	HGB0125	69340401	2,400
BBHISL Nominees Ltd	HGB0125	69390001	2,940
BBHISL Nominees Ltd	HGB0125	69720501	6,600
BBHISL Nominees Ltd	HGB0125	69732901	14,766
BBHISL Nominees Ltd	HGB0125	69738801	1,452
BBHISL Nominees Ltd	HGB0125	69829501	2,244
BBHISL Nominees Ltd	HGB0125	70314001	1,422
BBHISL Nominees Ltd	HGB0125	70335301	2,940
BBHISL Nominees Ltd	HGB0125	70339601	1,878
BBHISL Nominees Ltd	HGB0125	70387601	1,380
BBHISL Nominees Ltd	HGB0125	70391401	1,152
BBHISL Nominees Ltd	HGB0125	80750701	8,418
BBHISL Nominees Ltd	HGB0125	80766301	1,866
BBHISL Nominees Ltd	HGB0125	83011801	2,244
BBHISL Nominees Ltd	HGB0125	88608301	1,668
BBHISL Nominees Ltd	HGB0125	300000001	1,818
BBHISL Nominees Ltd	HGB0125	310007101	3,810
BBHISL Nominees Ltd	HGB0125	310042001	2,310
BBHISL Nominees Ltd	HGB0125	310092601	5,076
BBHISL Nominees Ltd	HGB0125	310128001	2,454
BBHISL Nominees Ltd	HGB0125	310186801	1,698
BBHISL Nominees Ltd	HGB0125	310205801	1,464
BBHISL Nominees Ltd	HGB0125	310246501	21,000
BBHISL Nominees Ltd	HGB0125	310254601	2,988
BBHISL Nominees Ltd	HGB0125	310255401	18,000
BBHISL Nominees Ltd	HGB0125	310266001	738
BBHISL Nominees Ltd	HGB0125	310311901	2,064
BBHISL Nominees Ltd	HGB0125	310589801	1,080
BBHISL Nominees Ltd	HGB0125	310590101	858
BBHISL Nominees Ltd	HGB0125	310594401	1,716
BBHISL Nominees Ltd	HGB0125	700009301	2,058
BBHISL Nominees Ltd	HGB0125	700083201	1,338
BBHISL Nominees Ltd	HGB0125	700106501	1,656
BBHISL Nominees Ltd	HGB0225	59579802	2,700
BBHISL Nominees Ltd	HGB0225	67355102	1,200
BBHISL Nominees Ltd	HGB0225	70160102	3,426
BBHISL Nominees Ltd	HGB0225	70383302	7,584

BBHISL Nominees Ltd	HGB0225	87093402	2,082
BBHISL Nominees Ltd	HGB0225	310594402	435
BBHISL Nominees Ltd	HGB0325	70309403	1,506
BBHISL Nominees Ltd	HGB0325	87093403	1,176
BNP PARIBAS			141,691
CIBC MELLON GLOBAL SECURITIES			98,671
Def Barclays Global Investors			*209,735*
Durlacher Nominees Ltd			537,113
Gerrard Nominees Limited		602698	600
Gerrard Nominees Limited		650668	1,500
Gerrard Nominees Limited		653035	1,750
Greig Middleton Nominees Limited (GM1)			73,721
Greig Middleton Nominees Ltd (GM3)		126066DA	3,000
Greig Middleton Nominees Ltd (GM3)		220805DN	219,264
INVESTORS BANK & TRUST COMPANY			258,580
INVESTORS BANK AND TRUST CO.			528,946
INVESTORS BANK AND TRUST CO.			50,436
INVESTORS BANK AND TRUST CO.			116,408
INVESTORS BANK AND TRUST CO.			603,145
INVESTORS BANK AND TRUST CO.			5,386,402
INVESTORS BANK AND TRUST CO.			86,258
INVESTORS BANK AND TRUST CO.			56,457
JP MORGAN (BGI CUSTODY)			18,031,230
JP MORGAN (BGI CUSTODY)			692,201
JP MORGAN (BGI CUSTODY)			925,400
JP MORGAN (BGI CUSTODY)			1,664,291
JP MORGAN (BGI CUSTODY)			13,770,922
JP MORGAN (BGI CUSTODY)			243,100
JP MORGAN (BGI CUSTODY)			1,132,524
JP MORGAN (BGI CUSTODY)			32,589
JP MORGAN (BGI CUSTODY)			273,377
JP MORGAN (BGI CUSTODY)			552,325
JP MORGAN (BGI CUSTODY)			256,406
JP MORGAN (BGI CUSTODY)			477,747
JP MORGAN (BGI CUSTODY)			748,806
JP MORGAN (BGI CUSTODY)			215,604
JP MORGAN (BGI CUSTODY)			408,368
JP MORGAN (BGI CUSTODY)			108,731
JP Morgan Chase			1,284,126
JP Morgan Chase			17,724
JP Morgan Chase			94,899
JP Morgan Chase			283,677
JP Morgan Chase			53,554
JP Morgan Chase			76,733
JP Morgan Chase			10,431
JP Morgan Chase			45,674
JP Morgan Chase			54,168
JP Morgan Chase			191,227
JP Morgan Chase			176,961
JP Morgan Chase			256,933
JP Morgan Chase			24,059

JP Morgan Chase	240,663
JP Morgan Chase	14,766
JP Morgan Chase	971,354
JP Morgan Chase	71,809
JP Morgan Chase	58,192
JPMORGAN CHASE BANK	129,900
JPMORGAN CHASE BANK	2
JPMORGAN CHASE BANK	857,678
JPMORGAN CHASE BANK	58,754
Master Trust Bank of Japan, Ltd.	769,924
Master Trust Bank of Japan, Ltd.	66,593
Mellon Trust - US CUSTODIAN / TRUSTEE	296,079
Mellon Trust - US CUSTODIAN / TRUSTEE	62,749
MELLON TRUST OF NEW ENGLAND	130,711
Mitsubishi UFJ Trust and Banking Corporation	33,877
Mitsui Asset Trust and Banking Company,Limited	30,934
Mizuho Trust & Banking Co., Ltd.	1,092
Mizuho Trust & Banking Co., Ltd.	1,389,036
Mizuho Trust & Banking Co., Ltd.	7,293
Mizuho Trust & Banking Co., Ltd.	7,369
NORTHERN TRUST BANK - BGI SEPARATE FUND CUSTODY ON	339,561
NORTHERN TRUST BANK - BGI SEPARATE FUND CUSTODY ON	269,485
R C Greig Nominees Limited	1,281,854
R C Greig Nominees Limited a/c AK1	135,925
R C Greig Nominees Limited a/c BL1	35,485
R C Greig Nominees Limited a/c CM1	24,905
R C Greig Nominees Limited GP1	95,396
R C Greig Nominees Limited SA1	71,393
Reflex Nominees Limited	24,828
STATE STREET BANK & TRUST - WIRE BANK - ABA#026009	87,563
STATE STREET BANK AND TRUST CO	71,552
STATE STREET BOSTON	245,128
STATE STREET BOSTON	826,163
STATE STREET TRUST OF CANADA - WIRE BANK - NO ABA	233,039
The Northern Trust Company - U.S. CUSTODIAN/TRUSTE	164,206
ZEBAN NOMINEES LIMITED	1,259,727
ZEBAN NOMINEES LIMITED	48,611
TOTAL	**94,231,815**

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 3 US cents each

10. Date of transaction

Unknown

11. Date company informed

19 January 2007

12. Total holding following this notification

94,231,815

13. Total percentage holding of issued class following this notification

5.01%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

22 January 2007